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Exhibit 12.1

Sanmina-SCI Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year
	Six Months Ended April 2, 2005
		2004	2003	2002	2001	2000
	(In thousands, except ratios)
Fixed Charges:
Interest costs and amortization of debt discount and debt issuance costs	$87,509	$132,809	$130,263	$97,833	$55,218	$46,796
Interest included in rental expense	3,794	6,678	7,836	9,756	12,646	14,471

Total fixed charges	$91,303	$139,487	$138,099	$107,589	$67,864	$61,267

Earnings:
Income (loss) before provision for income taxes	$(611,762)	$(15,581)	$(198,207)	$(2,814,892)	$82,792	$349,971
Loss from investment in 50% or less owned companies	—	15,526	6,351	4,512	—	—
Fixed charges	91,303	139,487	138,099	107,589	67,864	61,267

Total earnings for computation of ratio	$(520,459)	$139,432	$(53,757)	$(2,702,791)	$150,656	$411,238

Ratio of earnings to fixed charges (1)	—	1.0x	—	—	2.2x	6.7x

(1)
Earnings for fiscal 2003 and 2002 were not sufficient to cover fixed charges by approximately $191.9 million for fiscal 2003 and approximately $2.8 billion for fiscal 2002. Earnings for the six months ended April 2, 2005 were not sufficient to cover fixed charges by approximately $611.8 million. The loss before income taxes for fiscal 2003 included an impairment of long-lived assets loss of $95.6 million and the loss before income taxes for fiscal 2002 included a goodwill impairment loss of $2.8 billion. The loss before income taxes for the six months ended April 2, 2005 included a goodwill impairment loss of $600 million.

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  Exhibit 12.1
Sanmina-SCI Corporation Statement of Computation of Ratio of Earnings to Fixed Charges